Exhibit 3.1.3

CERTIFICATE OF AMENDMENT

of

ARTICLES OF INCORPORATION

of

SYNBIOTICS CORPORATION

Paul R. Hays and Keith A. Butler certify that:

1.	They are the President and Secretary, respectively, of Synbiotics Corporation, a California corporation.

2.	Upon the date this Certificate of Amendment of Articles of Incorporation becomes effective, the article Fourth of the Articles of Incorporation of this corporation is amended in its entirety to read as follows:

“FOURTH:

The corporation is authorized to issue two classes of stock, to be designated, respectively, “Common Stock” and “Preferred Stock”. The total number of shares which the corporation is authorized to issue is 95,000,000 shares. 70,000,000 shares shall be Common Stock and 25,000,000 shares shall be Preferred Stock.

The Preferred Stock may be issued from time to time in one or more series. The Board of Directors is hereby authorized to fix or alter the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, and the liquidation preferences of any wholly unissued series of Preferred Stock, and the number of shares constituting any such series and the designation thereof, or any of them; and to increase or decrease the number of shares of any series subsequent to the issuance of shares of that series, but not below the number of shares of such series then outstanding. In case the number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series.

Each one share of Common Stock issued and outstanding immediately before the time this amendment becomes effective shall be and is hereby automatically combined, reclassified and changed (by way of reverse stock split, without any further act) into one-two thousandth (1/2,000th) of a share of Common Stock; provided that no fractional shares of Common Stock shall be issued in respect of any shares of Common Stock held by any holder in a discrete account, whether of record or with a nominee, and that instead of issuing such fractional shares of Common Stock, the corporation shall pay in cash, as of the time this amendment becomes effective, at the rate of $260.00 per one post-reverse split share (i.e., $0.13 for each pre-reverse split share which is traceable to a fractional post-reverse split share).”

3.	The foregoing amendment of the Articles of Incorporation has been duly approved by the Board of Directors.

4.	The foregoing amendment of the Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Sections 902 and 903 of the California Corporations Code. The current total number of outstanding shares of the corporation is 33,823,564, of which 33,822,033 shares are shares of Common Stock and 1,531 shares are shares of Series C Preferred Stock. No shares of Series A Junior Participating Preferred Stock are outstanding. The number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was more than 50 percent of all outstanding shares (i.e., more than 50 percent of all votes entitled to be cast), more than 50 percent of all outstanding shares of Common Stock, and more than 50 percent of all outstanding shares of Series C Preferred Stock.

5.	This Certificate of Amendment of Articles of Incorporation shall, pursuant to California Corporations Code Section 110(c), become effective on October 29, 2005.

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

DATE: October 21, 2005

/s/ Paul R. Hays
Paul R. Hays, President

/s/ Keith A. Butler
Keith A. Butler, Secretary